United States securities and exchange commission logo





                              January 26, 2022

       Brian Ferdinand
       Chief Executive Officer
       CORPHOUSING GROUP INC.
       2125 Biscayne Blvd, Suite 253
       Miami, Florida 33137

                                                        Re: CORPHOUSING GROUP
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2022
                                                            File No. 333-262114

       Dear Mr. Ferdinand:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

       Registration Statement on Form S-1

       General

   1.                                                   We note your disclosure
that    each Warrant shall be immediately exercisable on the date
                                                        of issuance at an
assumed exercise price of $8.05 per share of common stock   .    Since
                                                        the warrants will be
exercisable within one year, please include in the registration statement the common
stock underlying the warrants. See Compliance and Disclosure
                                                        Interpretations
Securities Act Sections Question 103.04.
       Cost Per Unit Acquired and Managed, page 70

   2. Please provide an expanded response to prior comment 8 to identify the specific sources of the cost per unit
data for each of your competitors such as where on their websites this
 Brian Ferdinand
CORPHOUSING GROUP INC.
January 26, 2022
Page 2
      data may be found. Provide us with specific citations to this data or otherwise explain how these amounts were calculated.
Unit Portfolios and Property Points, page 71

3. We note your revisions in response to prior comment 9 and reissue the comment. Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties. Also, describe the variety of accommodations you offer. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Ferdinand
                                                            Division of
Corporation Finance
Comapany NameCORPHOUSING GROUP INC.
                                                            Office of Real
Estate & Construction
January 26, 2022 Page 2
cc:       Brian L. Ross, Esq.
FirstName LastName